Exhibit 99.1

EHang Reports Second Quarter 2023 Unaudited Financial Results

- All Planned Tests for EH216-S Type Certification Completed 100%

- Strategic UAM Operational Partnership with Shenzhen Bao’an District

- US$23 Million Strategic PIPE Investment to Strengthen Liquidity

Guangzhou, China, August 17, 2023 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Financial and Operational Highlights for the Second Quarter 2023

•

Total revenues were RMB10.0 million (US$1.4 million), compared with RMB22.2 million in the first quarter of 2023, as some deliveries have been extended to be post type certification (“TC”) of EH216-S per customers’ requests in light that the TC process is approaching the end.

•

Gross margin was 60.2%, representing a continued high gross margin level with a slight decrease of 3.7 percentage points compared to 63.9% in the first quarter of 2023, mainly due to the changes in revenue mix.

•	Operating loss was RMB75.3 million (US$10.4 million), compared with RMB75.7 million in the first quarter of 2023.

•	Adjusted operating loss[1] (non-GAAP) was RMB51.3 million (US$7.1 million), compared with RMB34.3 million in the first quarter of 2023.

•	Net loss was RMB75.7 million (US$10.4 million), compared with RMB87.0 million in the first quarter of 2023.

•	Adjusted net loss[2] (non-GAAP) was RMB51.8 million (US$7.1 million), compared with RMB33.6 million in the first quarter of 2023.

•

Cash, cash equivalents and restricted short-term deposits balances were RMB160.7 million (US$22.2 million) as of June 30, 2023, and increased to RMB320.6 million (US$44.9 million) as of July 31, 2023 after the closing of the US$23 million strategic PIPE investment.

•	Sales and deliveries of EH216 series AAVs[3] were 5 units, compared with 11 units in the first quarter of 2023.

Business Highlights for the Second Quarter 2023 and Recent Developments

•	All Planned Tests for EH216-S Type Certification Completed 100%

[1]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[3]	The EH216 series AAVs include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.

The Company has achieved a significant milestone for EH216-S TC by successfully completing all of the planned tests and flights in the last phase of demonstration and verification of compliance, and also completed the definitive TC Flight Test by the Civil Aviation Administration of China (“CAAC”), with unwavering endeavors throughout past 31 months since the CAAC officially accepted the Company’s TC application in January 2021. After finishing the remaining procedures, the Company expects to obtain the type certificate of EH216-S Unmanned Aerial Vehicle (“UAV”) System from the CAAC soon.

•	Delivered 5 Units of EH216-S AAVs to Joint Venture with Shenzhen-listed Xiyu Tourism

In the second quarter of 2023, EHang established a joint venture with Xiyu Tourism (300859.SZ), a Shenzhen-listed leading tourism company in China and delivered 5 units of EH216-S AAVs to the joint venture. The customer aims to develop low-altitude tourism and sightseeing projects with EHang AAVs in the Heavenly Lake of Tianshan, a national 5A-class tourist attraction, and other scenic areas in Northwestern China. The partnership consists of plans to operate a minimum of 120 units of EH216-S or EHang’s comparable passenger-carrying AAVs within the next five years.

•	Strategic UAM Operational Partnership with Shenzhen Bao’an District

In July 2023, EHang reached a Memorandum of Understanding (“MOU”) with the Bao’an District Government of Shenzhen municipality on a strategic partnership for urban air mobility (“UAM”) operations after the certification of EH216-S. Both parties will jointly develop UAM use cases, systems, and routes to build Shenzhen as a national low-altitude economy development demonstration city. EHang plans to establish a UAM Operation Demonstration Center at the OH Bay in Shenzhen and launch aerial tourism and sightseeing experience services with EH216-S AAVs.

•	Continued Trial Operations of EH216-S in China

Under the CAAC’s guidance and the Company’s 100 Air Mobility Route Initiative, EHang, along with its customers and partners, have developed a total of 20 trial operation sites across 18 cities in China during the two years prior to the end of July 2023. More than 9,300 safety-ensured operational trial flights for low-altitude tourism and aerial sightseeing have been conducted by EH216-S at these sites, which paves the way for future commercial operations following the certification.

•	Extended Flight Footprints in Asia and Europe

In April 2023, EHang was inducted as a member of Japan’s Public-Private Committee for Advanced Air Mobility. In June 2023, EHang extended its flight footprints to Okinawa with EH216-S, making the 7th Japanese city that it has flown. It also demonstrated Japan’s first island-hopping flights by an unmanned electric vertical take-off and landing aircraft (“eVTOL”).

As part of the Israel National Drone Initiative and supported by Dronery and Cando Drones, test flights were conducted for EH216-S and EH216-L in Caesarea and Tel Aviv, Israel in June and August 2023 successively.

In July 2023, test flights to transport blood bags in Belgium using EH216-S were conducted with the supports of Helicus, DronePort and Blood Services of the Belgian Red Cross. This marked the Europe’s first unmanned flight for medical transportation by an unmanned large-payload eVTOL.

As of the end of July 2023, the flight footprints of EH216 series AAVs have extended to 14 countries across Asia, Europe and Americas, with a total of more than 39,000 demo and trial flights.

•	US$23 Million Strategic PIPE Investment to Strengthen Liquidity

In July 2023, EHang secured a new round of US$23 million of equity investment through a private placement from several strategic investors led by Mr. Lee Soo Man (“Mr. Lee”), a renowned K-Pop music mogul. Additionally, EHang and Mr. Lee will collaborate to drive the development of UAM business in Asian Pacific regions by leveraging each other’s complementary strengths. The gross proceeds from the placement will be allocated by EHang for working capital and general corporate purposes, enabling acceleration of strategic plans for technology advancement, business development, and post-certification commercial operations.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “We’ve made remarkable progress in our pursuit of long-term growth. Notably, we are thrilled to announce that we have successfully completed all the planned tests for EH216-S type certification. This achievement marks a significant unprecedented milestone in the global emerging eVTOL industry, underscoring our unwavering dedication and pioneering advantages. Additionally, this sets the stage for us to secure the type certificate soon and proceed with our endeavors to initiate commercial operations.”

“We’ve also witnessed positive policy developments for the industry recently. Specifically in June, China issued regulations governing UAVs, the first of this kind in the nation, which could propel growth of the sector and provide a clear guidance for UAV flight operations in China, including for our passenger-carrying eVTOL. Furthermore, our global initiatives to expand orders and collaborations have continued to gain traction. This includes conducting additional demonstration and tests flights and exploring various business opportunities at home and abroad. Our strategic partnership with Shenzhen Bao’an Government will stand out as a pivotal step after we obtain the type certificate. For our execution of the post-certification commercial plans, we have further strengthened our liquidity position with a new round of US$23 million investments from long-term strategic investors in July 2023. As a trailblazer in the sector, we are committed to continuously enhancing our products and technologies to offer a secure, efficient, and sustainable aerial experience for our customers and partners. In doing so, we are well-positioned to seize the abundant market opportunities that lie ahead.”

Financial Results for the Second Quarter 2023

Revenues

Total revenues were RMB10.0 million (US$1.4 million), compared with RMB22.2 million in the first quarter of 2023, as some deliveries have been extended to be post TC of EH216-S per customers’ requests in light that the TC process is approaching the end.

Costs of revenues

Costs of revenues were RMB4.0 million (US$0.6 million), compared with RMB8.0 million in the first quarter of 2023.

Gross profit and gross margin

Gross profit was RMB6.0 million (US$0.8 million), compared with RMB14.2 million in the first quarter of 2023.

Gross margin was 60.2%, down 3.7 percentage points from 63.9% in the first quarter of 2023. The decrease in gross margin was mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB82.0 million (US$11.3 million), representing a decrease of 10.4% compared with RMB91.5 million in the first quarter of 2023.

•

Sales and marketing expenses were RMB13.5 million (US$1.9 million), compared with RMB12.4 million in the first quarter of 2023. The increase was mainly due to increased marketing and promotion activities to enhance brand awareness and higher employee compensation.

•

General and administrative expenses were RMB31.1 million (US$4.3 million), compared with RMB25.0 million in the first quarter of 2023. The increase was mainly attributed to additional provisions for several long-aging accounts receivable on certain customers in the second quarter of 2023.

•

Research and development expenses were RMB37.4 million (US$5.1 million), compared with RMB54.1 million in the first quarter of 2023. The decrease was mainly due to lower share-based compensation expenses for a certain portion of share-based awards vested in the first quarter of 2023, partially offset by the continued focus on EH216-S type certification and increased expenditures on the conforming aircraft and compliance tests in the final demonstration and verification phase of the type certification.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses were RMB58.1 million (US$8.0 million), compared with RMB50.1 million in the first quarter of 2023. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB8.9 million (US$1.2 million), RMB20.4 million (US$2.8 million) and RMB28.8 million (US$4.0 million) in the second quarter of 2023, respectively. The changes in adjusted operating expenses were primarily due to the same reasons discussed under the heading “Operating expenses” above.

Operating loss

Operating loss was RMB75.3 million (US$10.4 million), compared with RMB75.7 million in the first quarter of 2023.

Adjusted operating loss (non-GAAP)5

Adjusted operating loss was RMB51.3 million (US$7.1 million), compared with RMB34.3 million in the first quarter of 2023.

[4]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[5]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

Other income

Other income was RMB1.2 million (US$0.2 million), compared with RMB11.2 million of other expenses in the first quarter of 2023. This was primarily due to the non-cash expenses of amortization of debt discounts incurred in the first quarter of 2023, which relates to the interim funding recognized as short-term debt provided by an investor in the private placement entered in December 2022. The Company accounted for a significant portion of the funds as short-term debt and the remaining portion as warrants under additional paid-in capital. In addition, the Company has repaid the interim funding of short-term debt in full and, with the warrants exercised, the Company concurrently received US$10 million as purchase price of Class A ordinary shares.

Net loss

Net loss was RMB75.7 million (US$10.4 million), compared with RMB87.0 million in the first quarter of 2023.

Adjusted net loss (non-GAAP)6

Adjusted net loss was RMB51.8 million (US$7.1million), compared with RMB33.6 million in the first quarter of 2023.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB51.6 million (US$7.1million), compared with RMB33.4 million in the first quarter of 2023.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.63 (US$0.09). Adjusted basic and diluted net loss per ordinary share7 (non-GAAP) were both RMB0.43 (US$0.06).

Basic and diluted net loss per ADS were both RMB1.26 (US$0.18). Adjusted basic and diluted net loss per ADS8 (non-GAAP) were both RMB0.86 (US$0.12).

Balance Sheets

•

Cash, cash equivalents and restricted short-term deposits balances were RMB160.7 million (US$22.2 million) as of June 30, 2023. In July 2023, the Company completed and closed the private investment of US$23 million from long-term strategic investors to support the needs of working capital and general corporate purposes, enabling acceleration of strategic plans for technology advancement, business development, and post-certification commercial operations.

Liquidity

The Company has been incurring losses from operations since inception. For the six months ended June 30, 2023, the Company had net loss of RMB162.8 million (US$22.4 million). As of December 31, 2022 and June 30, 2023, accumulated deficit amounted to RMB1,450.4 million and RMB1,615.2 million (US$222.7 million), respectively.

[6]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses, which include amortization of debt discounts. See “Non-GAAP Financial Measures” below.

[7]

Adjusted basic and diluted net loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses, which include amortization of debt discounts. See “Non-GAAP Financial Measures” below.

[8]

Adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses, which include amortization of debt discounts. See “Non-GAAP Financial Measures” below.

The Company’s liquidity and continuous operation depend on its ability to enhance its operating cash flows and financial position, which is currently largely dependent on when the Company will obtain the type certificate of EH216-S to launch commercial sales of EH216-S AAVs, and the Company’s capability to raise additional funds through debt financings or equity offerings. The Company expects to obtain the type certificate soon as it has already completed all the planned tests in the final phase of Demonstration and Verification of Compliance for EH216-S type certification as of the date of this earnings release. In July 2023, the Company has also secured a round of US$23 million of equity investment through private placement from several strategic investors. The gross proceeds from the placement has strengthened the Company’s liquidity status. Therefore, we believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for at least the next 12 months. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Management Transition

The Company also announced today that Mr. Richard Jian Liu tendered his resignation from his position as the Chief Financial Officer (“CFO”) of the Company for personal reasons, which resignation will become effective on August 31, 2023 and will serve as a senior advisor to the Company effective on September 1, 2023. In addition, the Board has appointed Mr. Conor Chia-hung Yang, currently a director of the Company, as the new Chief Financial Officer while keeping his directorship, effective on September 1, 2023. Mr. Liu’s resignation did not result from any dispute or disagreement with the Board or the Company.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “On behalf of the Board and the management team, I would like to thank Richard for his wholehearted dedication and tremendous contributions to EHang’s growth during his 8-year tenure with the Company. As a founding member, his foresight and leadership have been instrumental in leading the Company in going public and navigating the capital markets as the pioneer in the global eVTOL/UAM industry. We would also like to warmly welcome Conor to join our management team, who has more than 30 years of professional experience in financial management, investor relations, capital markets and corporate governance at many listed companies, and served as a director in our Board for more than 3 years since our listing on Nasdaq, demonstrating his deep understanding and confidence in the Company. We look forward to continuing working with Conor in his new capacities to take EHang into a new stage with bright prospect.”

Mr. Liu said, “I would like to sincerely thank the Board, Huazhi and the investment communities for all your trust and supports in the past 8 years. I have witnessed and experienced the Company’s development and every milestone from an innovative startup into an industry leading listed company and believe the Company has built a solid foundation for its sustainable long-term growth.”

Mr. Yang said, “I feel privileged to join the management team of EHang, a trailblazer in global UAM industry, and take over CFO’s responsibilities at this pivotal and exhilarating stage. Leveraging my extensive finance experience and my enthusiasm for the UAM sector, I am dedicated to forging strong collaborations with our talented team to drive financial excellence and maximize value for the Company’s stakeholders.”

Prior to this appointment as CFO, Mr. Yang has served as an independent director, the chair of Audit Committee, and a member of Compensation Committee of the Board of EHang since December 2019. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of I-Mab (Nasdaq: IMAB), iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKSE: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR) and Smart Share Global Limited (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (UCLA).

Board Change

The Company also announced today that it has appointed Mr. Wing Kee Lau (“Mr. Lau”) as a new independent director to the Board, effective on August 16, 2023. Mr. Lau was also concurrently appointed as the chair of Audit Committee, and a member of Compensation Committee, to succeed Mr. Yang’s prior roles in the Board. The Board has reviewed and determined that Mr. Lau meets all the “independence” requirements under Rule 10A-3 of the United States Exchange Act of 1934 and Listing Rule 5605 of the Nasdaq Stock Market Rules and qualifies as an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F.

Following this appointment, the Board will be comprised of six members, including four independent non-executive directors and two executive directors.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “On behalf of the Board and the management team, I would like to express our warm welcome to Mr. Lau to join us. I am confident that his extensive background of over 30 years in financial management and accounting will enrich us with a wealth of valuable experience and expertise, further fortifying our dedication to robust governance and strategic oversight.”

Mr. Lau said, “I am honored to join the Company’s Board, Audit Committee and Compensation Committee. I look forward to collaborating closely with my fellow Board members and the management team to uphold the principles of sound financial stewardship and contribute to the Company’s continued success.”

Mr. Lau has been serving as the chief financial officer of RoboSense Technology Co., Ltd. since August 2022. From 2000 to 2022, Mr. Lau served in several chief financial officer and senior financial positions at listed or industry-leading companies, including Perfect World Co., Ltd. (SHE: 002624), Ogilvy & Mather Advertising Ltd. Beijing Branch, Tarena International Inc. (Nasdaq: TEDU), Beijing Media Corporation Ltd. (HKEX: 01000), and Square Panda Inc. Prior to that, Mr. Lau was a senior manager at PricewaterhouseCoopers (“PwC”) Shanghai and Beijing from 1994 to 2000, and a senior accountant at PwC Hong Kong from 1990 to 1994. Mr. Lau currently also serves as an independent director at Genetron Holding Ltd. (Nasdaq: GTH) since June 2020. Mr. Lau received his bachelor’s degree in business administration (finance) from Hong Kong Baptist University in 1990, and an EMBA degree from Cheung Kong Graduate School of Business in 2011. Mr. Lau is a member of the Association of Chartered Certified Accountants, and a member of the Hong Kong Institution of Certified Public Accountants.

Business Outlook

The Company continues to receive increasing inquiries, demands, and orders from customers for AAV uses in aerial tourism, urban transportation, emergency rescue, and smart city management, which are driven by its first-mover advantages, favorable policies in the UAM sector, and expected upcoming commercialization. The Company’s EH216-S order pipeline in China has reached more than 100 units and continues growing. Most of these orders are conditional upon the Company’s completion of the type certification.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially uncertainties and situations related to EH216-S certification, political and economic landscape, etc.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Thursday, August 17, 2023, U.S. Eastern Time (8:00 PM on Thursday, August 17, 2023, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration: https://register.vevent.com/register/BId28c5673b2f747f68e3a7042f02cf7f1

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216-S type certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings and amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,310	127,067	17,523
Restricted short-term deposits	—	33,617	4,636
Accounts receivable, net[9]	20,298	16,403	2,262
Inventories	72,364	70,528	9,726
Prepayments and other current assets[9]	45,183	48,175	6,644

Total current assets	387,155	295,790	40,791

Non-current assets:
Property and equipment, net	47,060	43,802	6,041
Operating lease right-of-use assets, net	73,482	73,525	10,140
Intangible assets, net	1,959	2,139	295
Long-term loans receivable	9,980	8,000	1,103
Long-term investments[10]	9,839	14,142	1,950
Other non-current assets	1,392	1,562	215

Total non-current assets	143,712	143,170	19,744

Total assets	530,867	438,960	60,535

[9]

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), using the modified retrospective method and have no material impact on the consolidated financial statements.

[10]	The Company established a joint venture with Xiyu Tourism, a third party, in the second quarter of 2023 and accounted as an equity method investment.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	49,794	59,338	8,183
Short-term debt[11]	57,838	—	—
Accounts payable	35,456	33,613	4,635
Contract liabilities	19,321	22,251	3,069
Current portion of long-term bank loans	13,154	1,538	212
Accrued expenses and other liabilities	97,763	93,931	12,953
Current portion of lease liabilities	5,520	6,596	910
Deferred income	1,495	1,551	214
Deferred government subsidies	1,993	2,270	313
Income taxes payable	7	2	—

Total current liabilities	282,341	221,090	30,489

Non-current liabilities:
Long-term bank loans	3,846	3,077	424
Mandatorily redeemable non-controlling interests	40,000	40,000	5,516
Deferred tax liabilities	292	292	40
Unrecognized tax benefit	5,480	5,480	756
Lease liabilities	69,913	70,864	9,773
Deferred income	2,928	2,269	313
Other non-current liabilities	1,389	1,973	272

Total non-current liabilities	123,848	123,955	17,094

Total liabilities	406,189	345,045	47,583

Shareholders’ equity:
Ordinary shares	75	77	11
Additional paid-in capital[12]	1,558,356	1,687,880	232,769
Statutory reserves	1,191	1,191	164
Accumulated deficit[9] [13]	(1,450,374)	(1,615,182)	(222,744)
Accumulated other comprehensive income	15,010	19,256	2,656

Total EHang Holdings Limited shareholders’ equity	124,258	93,222	12,856
Non-controlling interests	420	693	96

Total shareholders’ equity	124,678	93,915	12,952

Total liabilities and shareholders’ equity	530,867	438,960	60,535

[11]

In December 2022, the Company received interim funding from an investor who has subscribed for certain number of Class A ordinary shares of the Company in a private placement. The funds amounted to US$10 million in total and were made available for use by the Company pending the closing of the private placement. We accounted for a significant portion of the funds as short-term debt and the remaining portion as additional paid-in capital. The closing of the private placement has occurred by the end of first quarter of 2023. The Company has repaid the interim funding in full and concurrently received US$10 million as purchase price of 3,466,204 Class A ordinary shares.

[12]	Additional paid-in capital reflected the impacts from transactions with non-controlling shareholder. Please refer to the annual report for more details.
[13]

Accumulated deficit reflected the impacts from adoption of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) since January 1, 2023 and transactions with non-controlling shareholder. Please refer to the annual report for more details.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	14,618	22,201	10,006	1,380	20,408	32,207	4,442
Costs of revenues	(4,805)	(8,007)	(3,986)	(550)	(6,979)	(11,993)	(1,654)

Gross profit	9,813	14,194	6,020	830	13,429	20,214	2,788
Operating expenses:
Sales and marketing expenses	(12,243)	(12,474)	(13,526)	(1,865)	(24,940)	(26,000)	(3,586)
General and administrative expenses	(39,563)	(24,996)	(31,061)	(4,284)	(63,073)	(56,057)	(7,731)
Research and development expenses	(34,727)	(54,075)	(37,414)	(5,160)	(66,728)	(91,489)	(12,617)

Total operating expenses	(86,533)	(91,545)	(82,001)	(11,309)	(154,741)	(173,546)	(23,934)
Other operating income	2,424	1,605	676	93	3,202	2,281	315

Operating loss	(74,296)	(75,746)	(75,305)	(10,386)	(138,110)	(151,051)	(20,831)
Other income (expense):
Interest and investment income	1,139	983	966	133	2,509	1,949	269
Interest expenses	(440)	(714)	(816)	(113)	(915)	(1,530)	(211)
Amortization of debt discounts	—	(12,023)	—	—	—	(12,023)	(1,658)
Foreign exchange loss	(1,018)	(96)	(1,028)	(142)	(1,441)	(1,124)	(155)
Other non-operating income (expenses), net	721	651	2,075	286	(4,768)	2,726	375

Total other income (expense)	402	(11,199)	1,197	164	(4,615)	(10,002)	(1,380)
Loss before income tax and income (loss) from equity method investment	(73,894)	(86,945)	(74,108)	(10,222)	(142,725)	(161,053)	(22,211)

Income tax (expenses) benefits	(1)	(1)	(13)	(2)	1	(14)	(2)

Loss before income (loss) from equity method investment	(73,895)	(86,946)	(74,121)	(10,224)	(142,724)	(161,067)	(22,213)
Income (loss) from equity method investment	30	(90)	(1,607)	(222)	43	(1,697)	(234)

Net loss	(73,865)	(87,036)	(75,728)	(10,446)	(142,681)	(162,764)	(22,447)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(73,865)	(87,036)	(75,728)	(10,446)	(142,681)	(162,764)	(22,447)
Net loss attributable to non-controlling interests	312	211	165	23	467	376	52

Net loss attributable to ordinary shareholders	(73,553)	(86,825)	(75,563)	(10,423)	(142,214)	(162,388)	(22,395)
Net loss per ordinary share:
Basic and diluted	(0.64)	(0.74)	(0.63)	(0.09)	(1.24)	(1.37)	(0.19)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	114,410	117,549	120,159	120,159	114,385	118,286	118,286
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.28)	(1.48)	(1.26)	(0.18)	(2.48)	(2.74)	(0.38)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	12,444	(722)	4,968	685	11,330	4,246	586

Total other comprehensive income (loss), net of tax	12,444	(722)	4,968	685	11,330	4,246	586
Comprehensive loss	(61,421)	(87,758)	(70,760)	(9,761)	(131,351)	(158,518)	(21,861)
Comprehensive loss attributable to non-controlling interests	312	211	165	23	467	376	52

Comprehensive loss attributable to ordinary shareholders	(61,109)	(87,547)	(70,595)	(9,738)	(130,884)	(158,142)	(21,809)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	9,813	14,194	6,020	830	13,429	20,214	2,788
Plus: Share-based compensation	—	—	—	—	—	—	—

Adjusted gross profit	9,813	14,194	6,020	830	13,429	20,214	2,788

Sales and marketing expenses	(12,243)	(12,474)	(13,526)	(1,865)	(24,940)	(26,000)	(3,586)
Plus: Share-based compensation	4,545	4,951	4,656	642	8,897	9,607	1,325

Adjusted sales and marketing expenses	(7,698)	(7,523)	(8,870)	(1,223)	(16,043)	(16,393)	(2,261)

General and administrative expenses	(39,563)	(24,996)	(31,061)	(4,284)	(63,073)	(56,057)	(7,731)
Plus: Share-based compensation	10,726	9,163	10,693	1,475	20,979	19,857	2,738

Adjusted general and administrative expenses	(28,837)	(15,833)	(20,368)	(2,809)	(42,094)	(36,200)	(4,993)

Research and development expenses	(34,727)	(54,075)	(37,414)	(5,160)	(66,728)	(91,489)	(12,617)
Plus: Share-based compensation	7,834	27,325	8,607	1,187	15,373	35,931	4,955

Adjusted research and development expenses	(26,893)	(26,750)	(28,807)	(3,973)	(51,355)	(55,558)	(7,662)

Operating expenses	(86,533)	(91,545)	(82,001)	(11,309)	(154,741)	(173,546)	(23,934)
Plus: Share-based compensation	23,105	41,439	23,956	3,304	45,249	65,395	9,018

Adjusted operating expenses	(63,428)	(50,106)	(58,045)	(8,005)	(109,492)	(108,151)	(14,916)

Operating loss	(74,296)	(75,746)	(75,305)	(10,386)	(138,110)	(151,051)	(20,831)
Plus: Share-based compensation	23,105	41,439	23,956	3,304	45,249	65,395	9,018

Adjusted operating loss	(51,191)	(34,307)	(51,349)	(7,082)	(92,861)	(85,656)	(11,813)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(73,865)	(87,036)	(75,728)	(10,446)	(142,681)	(162,764)	(22,447)
Plus: Share-based compensation	23,105	41,439	23,956	3,304	45,249	65,395	9,018
Plus: Amortization of debt discounts	—	12,023	—	—		12,023	1,658
Plus: Certain non-operational expenses	—	—	—	—	5,803	—	—

Adjusted net loss	(50,760)	(33,574)	(51,772)	(7,142)	(91,629)	(85,346)	(11,771)

Net loss attributable to ordinary shareholders	(73,553)	(86,825)	(75,563)	(10,423)	(142,214)	(162,388)	(22,395)
Plus: Share-based compensation	23,105	41,439	23,956	3,304	45,249	65,395	9,018
Plus: Amortization of debt discounts	—	12,023	—	—	—	12,023	1,658
Plus: Certain non-operational expenses	—	—	—	—	5,803	—	—

Adjusted net loss attributable to ordinary shareholders	(50,448)	(33,363)	(51,607)	(7,119)	(91,162)	(84,970)	(11,719)

Adjusted basic and diluted net loss per ordinary share	(0.44)	(0.28)	(0.43)	(0.06)	(0.80)	(0.72)	(0.10)
Adjusted basic and diluted net loss per ADS	(0.88)	(0.56)	(0.86)	(0.12)	(1.60)	(1.44)	(0.20)